SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
ASPYRA, INC. (Name of the Issuer)
ASPYRA, INC. (Name of Persons Filing Statement)
Common Stock, no par value per share (Title of Class of Securities)
04538V104 (CUSIP Number of Class of Securities)
David Manno, Esq.
Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway; 32nd floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee
Transaction	Amount of filing fee
Valuation $923*	$18.46

*Set forth the amount on which the filing fee is calculated and state how it was determined.  This amount represents the total payments to be made by the Company to acquire fractional shares pursuant to the reverse split, estimated based on the closing price of $0.11 of the Company’s common stock as of October 29, 2009.  The fee is 0.02% of this valuation, or $18.46.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...............................................................................
Form or Registration No.: .............................................................................
Filing Party: ..................................................................................................
Date Filed: ....................................................................................................

Item 1.  Summary Term Sheet.

Reference is made to “General Information” in the information statement filed by Aspyra, Inc. (the “Company”) with the SEC.

Item 2.  Subject Company Information.

a.	Name and address. Aspyra, Inc., 4360 Park Terrace Drive, Suite 220, Westlake Village, CA 91361, phone number 818-880-6700.

b.	Securities. 17,201,327 shares of common stock, no par value, outstanding as of October 20, 2009.

c.
Trading market and price.  Reference is made to “Market and Market Price for Our Common Stock” under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information as to the market for and trading price of our common stock.

d.	Dividends. The Company has not paid any dividends on its common stock during the past two years.

e.	Prior public offerings. The Company has not made an unwritten public offering of its securities during the past three years.

f.	Prior stock purchases. The Company has not purchased any of its securities during the past two years.

Item 3.  Identity and Background of Filing Person.

The name, business address and telephone number of the Company, which is the filing party, are 4360 Park Terrace Drive, Suite 220, Westlake Village, CA 91361, phone number 818-880-6700. The other sections in Item 3 are not applicable.

Item 4. Terms of the Transaction.

a.
Material Terms.  The terms of the transaction, which is a 101-for-one reverse split, are described under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC.

c.	Different Terms. Not Applicable.

d.
Appraisal rights.  Reference is made to “Principal Effects of the Reverse Split” under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information as to the absence of appraisal rights.

e.	Provisions for unaffiliated security holders. None.

f.
Eligibility for listing or trading.  Reference is made to “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the termination of registration under the Securities Exchange Act and the effect of such termination on the market for the common stock.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.  None.

Item 6.  Purpose of the Transaction and Plans or Proposals.

b.	Use of securities acquired. Not applicable.

c.
Plans.  Reference is made to “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the termination of registration under the Securities Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects.

a.
Purposes.  Reference is made to “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the purposes of the transaction.

b.	Alternatives. Not applicable.

c.
Reasons.  Reference is made to “Reasons for the Reverse Split” under “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the reasons of the transaction.

d.
Effects.  Reference is made to “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the effects of the transaction.

Item 8.  Fairness of the Transaction.

a.
Fairness.   Reference is made to “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the fairness of the transaction.

b.
Factors considered in determining fairness.  Reference is made to “Amendment to Articles of Incorporation to Effect 101-to-1 Reverse Stock Split” in the Company’s information statement filed with the SEC for information concerning the factors considered by the board of directors in approving the reverse split.

c.	Approval of security holders. The action has been approved by the Company’s majority stockholders and no further action is required to be taken by security holders.

d.	Unaffiliated representative. No representative was appointed to act as representative for unaffiliated stockholders.

e.	Approval of directors. The transaction was approved by unanimous consent of the board of directors, including all of the directors who are not employees of the Company.

f.	Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.  Not applicable.

Item 10.  Sources and Amounts of Funds or Other Consideration.

a.
Source of funds.  Reference is made to “Who is paying the cost of this information statement and the payments for the fractional shares in the reverse split” under “General Information” in the Company’s information statement filed with the SEC for information as to source of funds.

b.	Conditions. Not applicable.

c.
Expenses.  Reference is made to “Who is paying the cost of this information statement” under “General Information” in the information statement for information as to the nature of expenses relating to the information statement and reverse split.

d.	Borrowed funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.  Not applicable.

Item 12.  The Solicitation or Recommendation.  Not applicable.

Item 13.   Financial Statements.  Reference is made to the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the six months ended June 30, 2009.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.  Not applicable.

Item 15. Additional Information.  Not applicable.

Item 16.  Exhibits.  Reference is made to the Company’s information statement filed with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2009	ASPYRA, INC. By: /s/ Rodney Schutt Rodney Schutt, Chief Executive Officer

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